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                                                                    EXHIBIT 99.4

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   To:      Ed Porter

 From:      Don Boyce

 Date:      August 16, 2000
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Dear Ed,

    This will confirm today's conversation regarding your employment as an officer of Walter Industries, Inc.

    1. Your title has been changed to Senior Vice President, General Counsel and Secretary. Beginning September 5, 2000 you will report directly to the Chairman and CEO of the Company.

    2.  Your salary has been increased to $250,000 per annum effective
       August 15, 2000, and your targeted annual bonus amount is 70% of base pay. The actual amount of your bonus may vary based on achievement of goals in the bonus plan for officers and key employees as in effect from time to time.

    3. You will receive a monthly car allowance of $1500, subject to usual tax withholding.

    4. In the event of your involuntary termination from service with Walter Industries, Inc., other than for "cause", or your resignation following a significant diminution in compensation or responsibilities, you will be entitled to receive:

       - Eighteen months of continuing salary and bonus at the rate in effect at the time of termination.

       - Eighteen months of continuing fringe benefits to the extent plans permit continued participation. In any event, health and life insurance will continue for the period of your contractual severance and the COBRA election period will not commence until the expiration of that period.

       - Three years from termination to exercise all vested stock options or awards.

    "Cause" shall mean your (i) conviction or guilty plea of a felony involving fraud or dishonesty, (ii) theft or embezzlement of property from the company or
(iii) willful and continued refusal to perform the duties of your position (other than any such failure resulting from your incapacity due to physical or mental illness).

    For purposes of this agreement, a significant diminution in pay shall not have occurred by reason of fluctuations in the amount of bonus paid due to performance considerations under the company's then current bonus plan.

    Ed, we appreciate your support and wise counsel, and look forward to your signing and returning one copy of this letter agreement.

Sincerely,

Donald N. Boyce

Agreed and Accepted

Edward A. Porter

Date